OPERATING AGREEMENT

OF

ASCEND INVESTMENT MANAGEMENT LLC

This OPERATING AGREEMENT (as amended from time to time, this "**Agreement**") of **ASCEND INVESTMENT MANAGEMENT LLC**, a Delaware limited liability company (the "**Company**"), is entered into effective as of July 10, 2023, by **ASCEND TECHNOLOGY CORPORATION**, a Delaware corporation, as the sole member (the "**Sole Member**").

BACKGROUND

A. A Certificate of Formation of the Company (as may be amended from time to time, the "**Certificate of Formation**") was filed with the Office of the Secretary of State of the State of Delaware on March 17, 2023, thereby forming the Company as a limited liability company pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del. C. §18-101, et seq. (as amended from time to time, the "**Act**").

B. By executing this Agreement, the Sole Member hereby ratifies the formation of the Company and the filing of the Certificate of Formation and continues the existence of the Company.

C. The Sole Member hereby adopts this Agreement to set forth the terms governing the affairs of the Company and the conduct of its business.

AGREEMENT

NOW, THEREFORE, the Sole Member, intending to be legally bound, does hereby adopt this Agreement and agrees as follows:

1. Name. The name of the limited liability company is Ascend Investment Management LLC. The Sole Member may change the name of the Company from time to time.

2. Purpose and Powers. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing.

3. Registered Office and Agent. The registered office and registered agent of the Company shall be as set forth in the Certificate of Formation.

4. Member. The name and address of the Sole Member is Ascend Technology Corporation, 1209 Orange Street, Wilmington, DE 19801.

5. Management. The business and affairs of the Company shall be managed by the Sole Member. The Sole Member shall have the power and authority to do any and all acts necessary or convenient to or for the furtherance of the purposes described herein, including all powers and authorities, statutory or otherwise, possessed by members of limited liability companies formed under the Act. The Sole Member hereby confirms and ratifies the execution and filing of the Certificate of Formation by the authorized person named therein on behalf of the Sole Member.

6. Units. The Company will have one class of membership interests. The membership interests shall be issued in unit increments (each a "**Unit**" and collectively, the "**Units**"). There shall be initially authorized ten million (10,000,000) Units. Each members Unit holdings shall be recorded in a register of Members, which the Manager shall maintain. As of the date first written above, the Company shall credit the Sole Member with 100,000 Units in its register of Members.

7. Allocation of Profits and Losses. The Company's profits and losses shall be allocated to the Sole Member.

8. Distributions. Distributions shall be made to the Sole Member at the times and in the aggregate amounts determined at the discretion of the Sole Member. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not be required to make any distribution to the Sole Member on account of its interest in the Company if such distribution would violate the Act or other applicable law.

9. Admission of Additional Members. One or more additional members of the Company may be admitted to the Company as a member of the Company with the consent of the Sole Member and upon such person's or entity's execution of a counterpart to this Agreement.

10. Dissolution. The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (a) the notice of the Sole Member; (b) the bankruptcy or dissolution of the Sole Member; or (c) the entry of a decree of judicial dissolution under Section 18-802 of the Act.

11. Limitation on Liability. Except as otherwise provided in the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company. None of the Sole Member or any officers, employees, members or agents of the Sole Member or the Company shall be obligated personally for any debt, obligation or liability of the Company solely by reason of the fact that he, she or it (a) is or was the Sole Member or an officer, employee, member or agent of the Sole Member or the Company, or (b) is or was serving at the request of the Company as a director, officer, partner, venturer, trustee, employee, member, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under the Act or this Agreement shall not be grounds for imposing personal liability on the Sole Member or any officers, employees, members, or agents of the Sole Member or the Company, for any liabilities of the Company.

12. Indemnification. The Company shall indemnify and hold harmless the Sole Member and any officers, employees, members, or agents of the Sole Member or the Company (individually, in each case, an "**Indemnitee**"), to the fullest extent permitted by law from and against any and all losses, claims, demands, costs, damages, liabilities (joint or several), expenses of any nature (including attorneys' fees and disbursements), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether threatened, pending or completed and whether civil, criminal, administrative, arbitrative or investigative, including without limitation, any appeal to any such claim, demand, action, suit or proceeding and any inquiry or investigation that could lead to such claim, demand, action, suit or proceeding, arising out of or incidental to the business or activities of or relating to the Company and in which any such Indemnitee may be, or may have been, involved, or threatened to be involved, as a party or otherwise, by reason of the fact that he, she or it (a) is or was the Sole Member or an officer, employee, member, or agent of the Sole Member or the Company, or (b) is or was serving at the request of the Company as a director, officer, partner, venturer, trustee, employee, member, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee

benefit plan or other enterprise, to the fullest extent permitted under the Act, as the same exists or may hereafter be amended, regardless of whether the Indemnitee continues to be the Sole Member or an officer, employee, member, or agent of the Sole Member or the Company, at the time any such liability or expense is paid or incurred; provided, however, that this provision shall not eliminate or limit the liability of an Indemnitee for acts or omissions which involve willful misconduct, fraud or gross negligence. Any right of an Indemnitee under this Section 12 shall be a contract right and as such shall run to the benefit of such Indemnitee. Any repeal or amendment to this Section 12 shall be prospective only and shall not limit the rights of any such Indemnitee, or the obligations of the Company, with respect to any claim arising from or related to the status or the services of such Indemnitee in any of the foregoing capacities prior to any such repeal or amendment to this Section 12. The rights conferred above shall not be exclusive of any other right which any Indemnitee may have or hereafter acquire under any statute, resolution, agreement or otherwise.

13. Fiscal Year. The fiscal year of the Company for financial, accounting, and federal, state and local income tax purposes will end on March 31.

14. Governing Law. This Agreement shall be governed by and interpreted, construed and enforced in accordance with the laws of the State of Delaware without regard to principles of conflict of laws that might cause the law of another jurisdiction to apply.

15. Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

16. Amendments. The terms and provisions of this Agreement may be modified or amended at any time and from time to time with the written consent of the Sole Member.

17. Authorized Signatory. The authorized signatories for the Company include Florian Schmitz and Kenneth Luna.

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IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Limited Liability Company Agreement as of the date and year first written above.

SOLE MEMBER:

ASCEND TECHNOLOGY CORPORATION

By:__________________________________
Name: Florian Schmitz
Title: President